EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The Travelers Companies, Inc.:

We consent to the use of our reports dated February 19, 2013, with respect to the consolidated balance sheets of The Travelers Companies, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, cash flows, and schedules for each of the years in the three-year period ended December 31, 2012, all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of the Company, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
KPMG LLP

New York, New York

June 19, 2013